SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D (Rule 13d-101)	Estimated average burden hours per response. . 11

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.  1  )*

Northern Star Financial, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

775728 10 1

(CUSIP Number)

Thomas J. Reynolds
19 Dellview Lane
Mankato, MN  56001

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 23, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 775728 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Thomas J. Reynolds

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK, PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power
118,191 shares (includes 51,558 shares which may be purchased upon conversion of notes or exercise of options which are currently exercisable within 60 days of the date of this Schedule)

	8.	Shared Voting Power

9.

Sole Dispositive Power
118,191 shares (includes 51,558 shares which may be purchased upon conversion of notes or exercise of options which are currently exercisable within 60 days of the date of this Schedule)

	10.	Shared Dispositive Power

11.

Aggregate Amount Beneficially Owned by Each Reporting Person
118,191 shares (includes 51,558 shares which may be purchased upon conversion of notes or exercise of options which are currently exercisable within 60 days of the date of this Schedule)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 21.8%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer
Northern Star Financial, Inc. 1650 Madison Avenue Mankato, Minnesota 56001

Item 2.	Identity and Background
(a) Name: Thomas J. Reynolds
	(b) Residence or business address:	19 Dellview Lane
Mankato, Minnesota 56001
	(c) Principal occupation:	President of Reynolds Welding Supply Company
1728 North Riverfront Drive
Mankato, Minnesota 56001
(d) Mr. Reynolds has not, during the last five years, been convicted in a criminal proceeding.

(e)    During the last five years Mr. Reynolds has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Reynolds is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

Mr. Reynolds borrowed funds in the amount of $130,000 for the purchase of 20,000 shares of the Issuer’s common stock from Northern Star Bank, Mankato, Minnesota, pursuant to a one-year loan with an interest rate floating at 1% above the rate paid on cash deposit collateral held in a money market account at Northern Star Bank.  Said loan has been paid in full.

Mr. Reynolds used personal funds in the amount of  (i) $270,000 for the purchase of 27,000 shares of Common Stock in the Issuer’s initial public offering, (ii) $3,496.50 to acquire 333 shares of common stock from the Issuer on April 11, 2001 at a price of $10.50 per share, (iii) $5,000 to acquire 1,000 shares of common stock from the Issuer on January 18, 2002 at a price of $5.00 per share, (iv) $6,500 to acquire 1,300 shares of common stock from the Issuer on April 11, 2001 at a price of $5.00 per share and (v) $16,500 to acquire 3,000 shares of common stock from the Issuer in a private placement on February 21, 2003 at a price of $5.50 per share.  He used funds from his account with

Reynolds Welding, Inc. 401(k) plan to acquire 9,000 shares on May 23, 2003 at a price of $5.50, with such shares being held in the 401(k) account. Mr. Reynolds also used personal funds to acquire two convertible subordinated notes in the amount of $200,000 on August 17, 2001 and $100,000 on June 28, 2002.

On October 2, 2003 Mr. Reynolds purchase 20,000 shares of the Issuer’s common stock in the amount of $110,000 using both personal funds in the amount of $56,372.57 and borrowed funds in the amount of $53,627.43 from Northern Star Bank, Mankato, Minnesota, pursuant to a one-year loan with a variable interest rate at 1% over the money market rates, with interest payments due quarterly.  Funds held in a money market account at Northern Star Bank to be used as collateral for the loan.

Mr. Reynolds also owns options to purchase an aggregate of 21,400 shares granted upon election and re-election for his services as a director of the Issuer.  These options have not been exercised, and if Mr. Reynolds chooses to exercise the options, personal funds will be used.

Item 4.	Purpose of Transaction

The shares of the Issuer’s common stock were acquired by Mr. Reynolds for investment purposes.  Mr. Reynolds is a director of the Issuer.  In his capacity as a director of the Issuer, Mr. Reynolds may be in a position to influence management and, therefore, perhaps influence decisions on any plans or proposals of the type described in paragraphs (a) through (j) of Item 4 of Schedule 13D.  Mr. Reynolds may make additional purchases of common stock either in the open market or in private transactions, including shares which may be acquired upon exercise of options or conversion of notes currently held or subsequently acquired by him, depending on his evaluation of the Issuer’s business, prospects and financial condition, the market for the common stock, other opportunities available to him, general economic conditions, money and stock market conditions and other future developments.  Depending on the same factors, Mr. Reynolds may decide in the future to sell all or part of his investments in the Issuer’s common stock.

Item 5.	Interest in Securities of the Issuer

Mr. Reynolds beneficially owns an aggregate of 118,191 shares of common stock of the Issuer, representing 21.8% of the shares of common stock that would be outstanding assuming exercise of the options and conversion of the notes held by him.  Of such shares, 66,633 are held directly by Mr. Reynolds, 30,158 are obtainable upon conversion of currently convertible notes, and 21,400 are obtainable upon exercise of options which are currently exercisable or will become exercisable within 60 days of the date of this Schedule 13D.  Mr. Reynolds has sole voting and dispositive power over all of the common stock and rights to acquire common stock currently owned by him.

Mr. Reynolds has been granted options to purchase an aggregate of 21,400 shares of common stock, which are all currently exercisable, in connection with his election and re-election as a director of the Issuer as follows:

Option Grant Date	No. of Shares	Price per Share
August 10, 1998	1,000 shares	$10.00/share
August 10, 1998	5,400 shares	$10.00/share
August 9, 1998	3,000 shares	$10.00/share
October 11, 1999	3,000 shares	$10.50/share
October 30, 2000	3,000 shares	$8.47/share
October 24, 2001	3,000 shares	$6.50/share
October 21, 2002	3,000 shares	$6.50/share

On February 21, 2003, Mr. Reynolds acquired from the Issuer 3,000 shares of common stock at $5.50 per share.  On May 23, 2003, acquired from the Issuer 9,000 shares of common stock at $5.50 per share.  On October 2, 2003, Mr. Reynolds acquired from the Issuer 20,000 shares of common stock at $5.50 per share.  On August 17, 2001, Mr. Reynolds acquired from the Issuer a $200,000 convertible subordinated note, convertible into common stock of the Issuer at $10.50 per share.   On June 28, 2002, Mr. Reynolds acquired from the Issuer a $100,000 convertible subordinated note, convertible into common stock of the Issuer at $9.00 per share.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None.
Item 7.	Material to Be Filed as Exhibits
None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 9, 2003.
Date
/s/ Thomas J. Reynolds
Signature
Thomas J. Reynolds
Name/Title